UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AGL Resources Inc.
Retirement Savings Plus Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
INDEX	Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	5
Notes to Financial Statements, December 31, 2008 and 2007	6-13
SUPPLEMENTAL SCHEDULES
Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2008	14-15
Schedule G, Financial Transaction Schedule - Part III - Nonexempt Transactions	16

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

AGL Resources Inc. Retirement Savings Plus Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AGL Resources Inc. Retirement Savings Plus Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2008 and financial transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers
Atlanta, Georgia

June 29, 2009

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Investments, at fair value
AGL Resources Inc. common stock	$93,138,995	$116,823,207
Mutual funds	80,892,965	119,841,526
Common/collective trust funds	35,295,670	33,986,170
Loans to participants	6,130,417	5,612,624
Total investments	215,458,047	276,263,527
Cash	243,185	-
Contributions Receivables
Employer	329,749	143,705
Participant	797,357	339,177
Receivable for securities sold	276,767	-
Accrued Interest	20,055	-
Total Assets	217,125,160	276,746,409

Liabilities
Payable for securities purchased	(497,925)	-
Total Liabilities	(497,925)	-
Net assets available for benefits, at fair value	216,627,235	276,746,409

Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	1,124,645	116,008
Net assets available for benefits	$217,751,880	$276,862,417

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

Additions
Additions to net assets attributed to
Investment income
Interest	$403,449
Dividends	3,728,953
Dividends on AGL Resources Inc. common stock	4,528,188
8,660,590
Contributions
Participant	11,484,123
Employer	5,758,108
17,242,231

Total additions	25,902,821

Deductions
Deductions from net assets attributed to Net depreciation in fair value of investments	(67,330,358)
Benefits paid to participants	(17,594,490)
Administrative expenses	(88,510)
Total deductions	(85,013,358)
Net decrease	(59,110,537)
Net assets available for benefits
Beginning of year	276,862,417
End of year	$217,751,880

The accompanying notes are an integral part of these financial statements.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1. PLAN DESCRIPTION

The following brief description of the AGL Resources Inc. (the “Company”) Retirement Savings Plus Plan (the “RSP Plan”) is provided for general information purposes only. Participants should refer to the RSP Plan agreement for more complete information.

General
The RSP Plan was adopted effective January 1, 1986, to provide tax-deferred savings and matching employer contributions to eligible employees for their retirement. The RSP Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, all employees age 21 or older who have completed 30 days of service with the Company are eligible to participate in the RSP Plan.

Administration
The RSP Plan is administered by the Administrative Committee (the “Committee”) which is appointed by the Company’s Board of Directors. The Committee has the sole discretion and authority to interpret the provisions of the RSP Plan, including determinations as to eligibility, amounts of benefits payable, and the resolution of all factual questions arising in connection with the administration of the RSP Plan.

The Committee is authorized to employ agents, as they may require, to carry out the provisions of the RSP Plan.  The expenses of the RSP Plan consist of disbursements, transaction fees, and loan issuance and maintenance charges. These expenses are paid by the RSP Plan's participants on a per transaction basis and are reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits. In addition, disbursements are made at the Committee’s request.

Effective February 1, 2007 the Committee engaged a trustee, Merrill Lynch Bank and Trust Co., FSB (“Trustee”), to maintain a trust under which contributions to the RSP Plan are invested in various investment funds and the Company’s common stock.  This employment by the Committee replaced the former trustee, Amvescap National Trust Company (“Former Trustee”).  As of January 11, 2008, the Trustee assumed the role of record keeper for the RSP Plan from Princeton Retirement Group.

Contributions

Employee Contributions: Participants may contribute up to 50% of compensation (as defined in the RSP Plan document) on a before tax basis. A participant also may contribute up to 10% of compensation on an after tax basis. The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the RSP Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer. Participants who have attained age 50 before the end of the RSP Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).  The RSP Plan currently offers nineteen mutual funds, two common trust funds and the Company’s common stock as investment options for participants.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Company Matching Contributions: Generally, on behalf of each participant who makes before tax contributions, the Company will make a matching contribution each payroll period. Except as noted below, the matching contribution will be equal to 65% of the participant’s before tax contributions; provided, that the matching contribution will apply only to before tax contributions which are up to 8% of the participant’s compensation. If a participant reached age 50 on or before July 1, 2000 and was an active participant in the Company’s defined benefit pension plan on that date, matching contributions will only be made up to 6% of the participant’s compensation until June 30, 2010, after which time the Company will match up to the first 8% of the participant’s total compensation.

Forfeited Accounts
Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, are used to reduce future employer contributions. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $136,985 and $99,419 respectively. In 2008 and 2007, the RSP Plan did not use any of the forfeited non-vested account balances to decrease contributions.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) RSP Plan earnings. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefits that can be provided from the participant’s vested account.

Vesting
All amounts are allocated to a participant’s before tax and after tax contributions account and rollover contribution account. A participant’s contribution and earnings thereon are vested immediately. A participant’s matching contributions account and earnings thereon are vested upon occurrence of any one of the following:

• Attainment of age 65 while employed by the Company
• Death while employed by the Company
• Permanent disablement while employed by the Company
• Completion of three years of vesting service

Partial vesting occurs during the three years of vesting service as follows:

Years of Vesting Service Completed by Employee	Percentage Vested of Matching Contributions

Less than 1 year	0%
1 year	50%
2 years	75%
3 years	100%

Participants must complete no less than 1,000 hours of service during the RSP Plan year before a year of vesting service is granted.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Withdrawals
A participant’s after tax contributions may be withdrawn upon written request or upon a participant’s authorization on the Voice Response Unit or the website of the RSP Plan administrator. Participants also may be eligible for hardship withdrawals from their before tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements. An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59 ½ (or has satisfied certain other criteria established in the IRC) at the time of withdrawal. Additionally, participants greater than age 59 ½ are permitted to take a distribution from the RSP Plan without an early withdrawal penalty.

Distribution of Benefits
The RSP Plan provides that distribution of benefits may be made as soon as practicable after an employee’s death, disability, or separation from service. If the distribution is $1,000 or less, the Committee may make an immediate distribution without the consent of the participant. Otherwise, a participant may delay the distribution of his or her account until 60 days after the end of the RSP Plan year following the later of (i) the year in which the participant reaches age 70½, (ii) the year in which the participant retires, (iii) the year in which the participant reaches the tenth anniversary of commencing participation in the RSP Plan, or (iv) the year in which the participant actually incurs severance from employment.

Generally, a participant’s distribution will be made in a single sum of cash. To the extent a participant’s account is invested in AGL Resources Inc. common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of AGL Resources Inc. common stock (and cash representing any fractional share).

Distributions of cash or AGL Resources Inc. common stock from a participant’s account (other than amounts attributable to the participant’s after tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution. Such distributions will, generally, be subject to 20% income tax withholding.

Participant Loans
Participants may borrow from their participant accounts. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loans are generally repaid through payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at fixed rates that range from 4% to 10.5%, based on the prime rate.  Interest is computed monthly.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

A participant may not have more than one loan outstanding at any time. In the event that a participant terminates employment for any reason (or otherwise ceases to be a party in interest), any outstanding RSP Plan loan will become due and payable in full at that time. However, the RSP Plan provides that the Committee may take certain actions (as appropriate) to allow the participant to cure a default on a RSP Plan loan.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the RSP Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (except for benefits paid to participants which are recorded when paid).

Investment Valuation and Income Recognition
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the RSP Plan.  The RSP Plan invests in investment contracts through a common trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common trust as well as the adjustment of the investment in the common trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a fair value basis except for fully benefit-responsive contracts through a common trust which are on a contract value basis.

The RSP Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

AGL Resources Inc. Common Stock
The AGL Resources Inc. common stock is valued on the basis of the closing price per share on each business day as reported on the New York Stock Exchange.

Mutual Funds
Shares of mutual funds are valued at the reported net asset value of shares each business day.

Common Trust Funds
Units in common trust funds are valued at the unit value as reported by the trustee of the common trust fund on each valuation date. The RSP Plan’s interest in the common trust is valued based on information reported by the investment advisor using audited financial statements of the common trust at year end.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Loans
Loans to participants are valued at their outstanding balances, which approximate fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires RSP Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Contributions
Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the RSP Plan participants’ earnings.

3. Investments

The following presents the fair values of investments that represent 5 % or more of the RSP Plan’s net assets as of December 31, 2008 and 2007:

	Shares/Units		Amount
	2008	2007	2008	2007

AGL Resources Inc. Common Stock	2,970,941	3,103,698	$93,138,995	$116,823,207
AIM Basic Value Fund	-	993,590	-	32,261,865
American Europacific Growth Fund	458,945	450,106	12,827,522	22,896,877
Janus Advisor Growth Fund	-	746,373	-	20,062,513
INVESCO Stable Value Trust, at contract value	24,573,699	16,644,075	24,573,699	16,644,075
INVESCO 500 Index Trust	-	438,756	-	17,458,103
PIMCO Total Return Fund	-	1,317,824	-	14,087,534
Harbor Capital Appreciation Fund	535,607	-	12,479,651	-
Western Asset Core Plus Fund	1,439,988	-	12,499,093	-
Diamond Hill Large Cap Fund	1,867,912	-	19,594,397	-
ML Equity Index Trust XIII	1,524,661	-	11,846,616	-

Net depreciation in fair value of investments for the year ended December 31, 2008 (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

AGL Resources Inc. Common Stock	$(19,284,197)
Mutual funds	(41,144,283)
Common trust funds	(6,901,878)
Total	$(67,330,358)

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

4. Fair Value Measurements

In September 2006, the Financial Accounting Standards Board issued Statement No. 157, Fair value Measurements (“SFAS 157”), to increase consistency and comparability in fair value measurements and provide expanded disclosures about the development of such measurements and their effect on earnings.  SFAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007.  The RSP Plan adopted SFAS 157 on January 1, 2008.  The adoption of SFAS 157 primarily impacts the RSP Plan’s disclosures and did not have a material impact on the RSP Plan’s net assets available for plan benefits.

As defined by SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).  The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1:
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:
Pricing inputs include significant inputs that are unobservable and significant to the fair value measurement. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

It is important to note that the principal market and market participants should be considered from the reporting entity’s perspective, as differences may occur between and among entities with differing activities.

The following is a description of the valuation methodologies used for these categories of investments:

Common stocks:	Valued at the closing price reported on the active market on which the securities are traded.
Common/collective trusts:	Valued at unit value as reported by the Trustee as of the date set for valuation.
Mutual Funds:	Valued at the net asset value of shares held by the plan.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Participant Loans:	Valued at amortized cost, which approximates fair value at a given point in time.

The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  While the RSP Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.

The following table shows the fair value of the RSP Plan assets as of December 31, 2008:

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Common Stocks	$93,138,995	$-	$-	$93,138,995
Mutual Funds	80,892,965	-	-	80,892,965
Common/Collective Trust	-	35,295,670	-	35,295,670
Participant Loans	-	-	6,130,417	6,130,417
Total Assets	$174,031,960	$35,295,670	$6,130,417	$215,458,047

The following table sets forth a summary of changes in the fair value of the RSP Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Participant Loans

Balance, beginning of year	$5,612,624
Issuances, repayments and distributions, net	517,793
Balance, end of year	$6,130,417

5. Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the RSP Plan to discontinue its contributions at any time and to terminate the RSP Plan subject to the provisions of ERISA. If the RSP Plan was terminated, the trustee would be instructed to continue and maintain separate plan accounts for each participant to accumulate earnings and profits until distribution of  benefits under the provisions of the RSP Plan were allowable. In the event of the RSP Plan termination, participants would become 100 % vested in their employer contributions.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

6. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 24, 2003, that the RSP Plan and related trust are designed in accordance with applicable sections of the IRC. The RSP Plan has been amended since the IRS has made its determination.  The RSP Plan administrator and tax counsel believe that the RSP Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Related Party Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the RSP Plan, any person who provides service to the RSP Plan, and an employee organization whose members are covered by the RSP Plan, a person who owns 50 % or more of such an employer or employee association or relative of such persons. The RSP Plan allows participants to direct investments in the AGL Resources Inc. common stock, and a common / collective trust to be managed by an affiliate of the Trustee in 2008 and in 2007 for certain mutual funds to be managed by INVESCO and AIM who were affiliates of the Former Trustee. In addition, loans to participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8. Risks and Uncertainties

The RSP Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008 (EIN No. 58-2210952 / Plan Number 003)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current Value
	INVESCO Stable Value Trust	Common Investment Trust		$23,449,054

*	ML Equity Index Trust XIII	Common Investment Trust		11,846,616
				35,295,670

*	AGL Resources Inc.	Common Stock		93,138,995

	Harbor Capital Appreciation Fund	Mutual Fund		12,479,651

	Dodge & Cox International	Mutual Fund		1,054,544

	Diamond Hill Large Cap Fund	Mutual Fund		19,594,397

	Wells Fargo Target 2010	Mutual Fund		1,182,976

	Wells Fargo Target 2020	Mutual Fund		2,232,866

	Wells Fargo Target 2030	Mutual Fund		1,243,833

	Wells Fargo Target 2040	Mutual Fund		162,615

	Wells Fargo Outlook Today	Mutual Fund		384,619

	Artio Intl Equity Fund II CL I	Mutual Fund		260,508

	Aston/River Road Small Mid Cap Fund	Mutual Fund		5,742,081

	Alger SMidcap Growth Fund CL I	Mutual Fund		4,820,354

	Wells Fargo Target 2050	Mutual Fund		29,635

	Wells Fargo Target 2045	Mutual Fund		53,989

	Wells Fargo Target 2035	Mutual Fund		423,754

	Wells Fargo Target 2025	Mutual Fund		2,359,005

	Wells Fargo Target 2015	Mutual Fund		2,291,696

	American Europacific Growth	Mutual Fund		12,827,522

	Selected American Shares	Mutual Fund		1,249,827

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008 (EIN No. 58-2210952 / Plan Number 003)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current Value
	Western Asset Core Plus Fund	Mutual Fund		12,499,093
				80,892,965

*	Loans to Participants	Various Maturities		6,130,417
		(Interest rates from 4.0% - 10.5%)
				$215,458,047

* Denotes parties-in-interest
** Cost information not required for participant-directed accounts under an individual account Plan.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE G, FINANCIAL TRANSACTION SCHEDULES
Part III - Nonexempt Transactions
DECEMBER 31, 2008 (EIN No. 58-2210952 / Plan Number 003)

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity	Current value of asset
228 RSP Plan participants (names withheld for privacy reasons)	Employee
The RSP Plan permits participants to borrow from their accounts.  The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance.  Loans are secured by the balance in the participant’s account and are required to bear an interest rate of prime plus 1%.

The total principal value of the affected loans is approximately $2.9 million.  The actual value related to these transactions equals approximately 1% of the principal value per year that the affected loans are outstanding.  Loans are generally repaid through payroll deductions over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years.

As a result of a programming error during 2008 and part of 2009, new loans to participants were incorrectly charged a lower interest rate at the prime rate rather than prime plus 1%.

AGL Resources Inc. intends to correct the interest rate error through a submission under the voluntary correction procedures (“VCP”) of the IRS EPCRS program, as set forth in Revenue Procedure 2008-50.

SIGNATURES

The RSP Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
(Name of Plan)

Date: June 29, 2009	/s/ Andrew W. Evans
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm